[Date]

Firsthand Funds
150 Almaden Blvd., Suite 1250
San Jose, California  95113
Attention: Kevin Landis, President

Re:	Firsthand Funds (“Customer”)

Dear Mr. Landis:

NOTICE OF ASSIGNMENT

PFPC Trust Company (“PFPC Trust”) and Customer are parties to a Custodian Services Agreement dated July 8, 2005 (the “Agreement”).  Pursuant to Section 19 of the Agreement, PFPC Trust intends to assign the Agreement (including assignment of PFPC Trust’s rights and delegation of PFPC Trust’s duties with respect thereto) to PFPC Trust’s affiliate, The Bank of New York Mellon, effective March 14, 2011.  PFPC Trust hereby provides to Customer 30 days’ written notice of such action.

Very truly yours,

PFPC TRUST COMPANY

By:

cc:	SiVest Group, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
Attention: Omar Billawala, Chief Operating Officer